UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Ingram Micro Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01

(Title of Class of Securities)

457153 10 4

(CUSIP Number)

CUSIP No. 457153 10 4	13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Martha R. Ingram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 818,690
	6	SHARED VOTING POWER 19,099,259
	7	SOLE DISPOSITIVE POWER 818,690
	8	SHARED DISPOSITIVE POWER 19,099,259
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,917,949
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.3%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 457153 10 4	13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) QTIP Marital Trust Created Under the E. Bronson Ingram Revocable Trust Agreement Dated January 4, 1995
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Tennessee
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 19,099,259
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 19,099,259
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,099,259
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.8%
12	TYPE OF REPORTING PERSON OO

CUSIP No. 457153 10 4	13G	Page 4 of 11

Item 1(a).	Name of Issuer:

Ingram Micro Inc. (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1600 E. St. Andrew Place
Santa Ana, CA 92705

Item 2(a).	Name of Person Filing:

Martha R. Ingram

QTIP Marital Trust Created Under the E. Bronson Ingram Revocable Trust Agreement Dated January 4, 1995 (“QTIP Trust”)

In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information contained herein concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The business address of Martha R. Ingram is c/o Ingram Industries Inc., One Belle Meade Place, 4400 Harding Road, Nashville, TN 37205.

The address of QTIP Trust is c/o Ingram Industries Inc., One Belle Meade Place, 4400 Harding Road, Nashville, TN 37205.

Item 2(c).	Citizenship:

Each of the persons filing this statement is a United States citizen, corporation or limited partnership organized under the laws of a state of the United States or a trust created or governed under the laws of a state of the United States.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number:

457153 10 4

CUSIP No. 457153 10 4	13G	Page 5 of 11

Item 3.	Type of Reporting Person:

N/A

Item 4.	Ownership.

(a), (b) and (c)

All of the shares of Class A Common Stock, par value $0.01 per share (the “Common Stock”) owned by the entities named in Exhibit 1 (the “Shareholders”) are covered by this statement. The Shareholders are filing this Schedule 13G jointly.

The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person’s name in the table below. Based on information provided by the Company, as of December 31, 2005, there were outstanding 162,366,283 shares of Common Stock. Each share of Common Stock entitles the holder to one vote on each matter submitted to a vote of the Company’s stockholders, including the election of directors. The table below indicates the beneficial ownership of Common Stock as of December 31, 2005 of the persons filing this statement. Pursuant to Rule 13d-3 promulgated under the Exchange Act, certain securities convertible into, or exchangeable for, shares of Common Stock, may be deemed to be shares of Common Stock for purposes of determining beneficial ownership. See footnote (2) below.

	Beneficial Ownership at 12/31/05 (1) (2)	% of Common Stock at 12/31/05 (2)
Martha R. Ingram	19,917,949 (3) (4)	12.3%
QTIP Trust	19,099,259	11.8%

(1)	Each person has sole voting and dispositive power with respect to the shares shown as beneficially owned, except as indicated below.

(2)	Pursuant to Rule 13d-3 promulgated under the Exchange Act, as used in this table, “beneficial ownership” means the sole or shared power to vote or direct the voting or to dispose or direct the disposition of any security. A person is

CUSIP No. 457153 10 4	13G	Page 6 of 11

deemed as of any date to have “beneficial ownership” of any security that such person has a right to acquire within 60 days after such date. For purposes of calculating the ownership percentage of any person named above, any securities that any person other than such person has the right to acquire within 60 days of such date are not deemed to be outstanding.

(3)	Includes options exercisable for 82,856 shares of Common Stock held by Martha R. Ingram. Also includes the shares held by QTIP Trust, with respect to which Martha R. Ingram acts as a trustee and shares voting and dispositive power.

(4)	Excludes 131,000 shares of Common Stock held by Ingram Industries Inc. (the “Ingram Industries”). Martha R. Ingram is a principal stockholder of Ingram Industries, and may be a deemed to be beneficial owner of the shares held by Ingram Industries.

Item 5.	Ownership of Five Percent or Less of a Class.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

CUSIP No. 457153 10 4	13G	Page 7 of 11

SIGNATURE

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006

LILY YAN AREVALO

For each of:

Martha R. Ingram

Martha R. Ingram as co-trustee for the QTIP MARITAL TRUST CREATED UNDER THE E. BRONSON INGRAM REVOCABLE TRUST AGREEMENT DATED JANUARY 4, 1995

/s/ Lily Yan Arevalo

Name:	Lily Yan Arevalo
Title:	Attorney-in-Fact

CUSIP No. 457153 10 4	13G	Page 8 of 11

	Exhibit Index
Exhibit		Page

1.	Names of Reporting Persons	9

2.	Power of Attorney for (A) Martha R. Ingram and (B) QTIP Marital Trust Created Under the E. Bronson Ingram Revocable Trust Agreement Dated January 4, 1995	10